[Arent Fox Letterhead]

Jeffrey E. Jordan

202.857.6473 DIRECT

202.857.6395 FAX

jordan.jeffrey@arentfox.com

February 7, 2007

VIA EDGAR AND HAND DELIVERY

Michael McTiernan, Esq.

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Orange REIT, Inc. (the “Company”)
Registration Statement on Form S-11
Filed February 8, 2006 and Amended November 20, 2006, January 17, 2007 and February 6, 2007
File No. 333-131677

Dear Mr. McTiernan:

This letter is in response to your comment letter received on February 1, 2007. We have set forth each of your comments followed by the Company’s response.

Redemption of Shares, page 52

1.	We note your response to comment 6. Please note that we may not be in a position to declare this registration statement effective until the requested relief from Regulation M and the tender offer rules has been granted.

We have spoken with the Joan Collopy in the Division of Market Regulation and have been advised that the Division anticipates being able to grant the requested relief under Regulation M in accordance with our anticipated schedule.

I have also spoken with Dan Duchovny in the Office of Merger and Acquisition, and he has advised me that they no longer grant separate no-action letters concerning the application of the tender offer rules to the redemption plans of non-listed REITs which present no novel issues and follow the guidelines set forth in the prior no-action letters on this topic. Accordingly, we have revised the disclosure on page 54 to reflect this advice.

Although I discussed with David Roberts the possibility of altering the prospectus to anticipate the possibility of receiving the required relief following effectiveness, this alternative now seems unlikely to be necessary.

Certain Relationships and Related Transaction, page 86

2.	Please provide updated related party transaction disclosure in accordance with Item 404(b) of Regulation S-K. Please note that Item 404 of Regulation S-K has been revised. Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

We have revised the disclosure on pages 46 and 47 of the prospectus and Section 6.1 of the Company’s Amended and Restated Articles of Incorporation to clarify that Section 6.1 of the Company’s articles of incorporation, entitled “ Transactions with Affiliates,” addresses the matters identified in S-K Item 404(b).

Exhibits

3.	Please file as an exhibit the agreement between the advisor and Mr. Cooper, your president, relating to the payments described on page 79.

We are filing with Amendment No. 3 a copy of Mr. Cooper’s agreement.

Please note that we are delivering to your attention by hand today paper copies of Amendment No. 3 to the Registration Statement marked to show all changes made since the Amendment No. 2.

To the extent that you have any questions regarding the responses contained in this letter, please do not hesitate to contact Lisa Hudson Henry at 202-828-3475 or me at 202-857-6473.

Sincerely,

/s/ Jeffrey E. Jordan